July 26, 2024

Mark Iwicki
Chief Executive Officer
Kala Bio, Inc.
1167 Massachusetts Avenue
Arlington, MA 02476

       Re: Kala Bio, Inc.
           Registration Statement on Form S-3
           Filed July 25, 2024
           File No. 333-281006
Dear Mark Iwicki:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tamika Sheppard at 202-551-8346 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Andrea Sorrentino